C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
JANUARY 31, 2018 and 2017

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
C21 Investments Inc. (formerly Curlew Lake Resources Inc.)

We have audited the accompanying financial statements of C21 Investments Inc. (formerly Curlew Lake Resources Inc.), which comprise the statements of financial position as at January 31, 2018 and 2017 and the statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of C21 Investments Inc. (formerly Curlew Lake Resources Inc.) as at January 31, 2018 and 2017 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about the ability of C21 Investments Inc. (formerly Curlew Lake Resources Inc.) to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 21, 2018

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
STATEMENTS OF FINANCIAL POSITION
AS AT JANUARY 31,
(Expressed in Canadian dollars)

	Note	2018	2017

ASSETS

Current assets
Cash		$257,203	$85
GST receivable		14,921	5,678
Prepaid Expenses		12,000	-
		284,124	5,763

Other assets
Restricted cash	3	59,517	58,994
		59,517	58,994

TOTAL ASSETS		$343,641	$64,757

LIABILITIES
Accounts payable and accrued liabilities	4 & 8	$187,054	$457,793
Reclamation obligation	5	70,300	70,300
TOTAL LIABILITES		257,354	528,093

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	6	16,845,466	15,856,333
Reserves	6	1,000,967	666,865
Deficit		(17,760,146)	(16,986,534)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)		86,287	(463,336)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)		$343,641	$64,757

Nature of operations and going concern (Note 1)
Contingencies (Note 9)
Subsequent events (Note 11)

On behalf of the Board:

“Robert Cheney”	Director	“Christopher Cherry”	Director

See accompanying notes to the financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JANUARY 31,
(Expressed in Canadian dollars)

	Note	2018	2017

EXPENSES
Management fees	8	$6,000	$6,000
Office facilities and administrative		35,955	30,207
Professional fees and consulting		173,012	15,190
Shareholder communications		26,783	1,731
Project investigation		76,524	-
Share-based payments	6	334,102	-
Transfer agent and filing fees		22,864	13,031
Travel and promotion		98,372	2,454

LOSS AND COMPREHENSIVE LOSS		$(773,612)	$(68,613)

Basic and diluted loss per share		$(0.15)	$(0.03)

Weighted average number of common shares outstanding		5,004,353	1,979,695

See accompanying notes to the financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in Canadian dollars)

	Share capital

	Number of
	shares	Amount	Reserves	Deficit	Total

Balance at January 31, 2016	1,979,695	$15,856,333	$666,865	$(16,917,921)	$(394,723)
Comprehensive loss for the year	-	-	-	(68,613)	(68,613)

Balance at January 31, 2017	1,979,695	$15,856,333	$666,865	$(16,986,534)	$(463,336)
Shares issued for cash	3,640,000	910,000	-	-	910,000
Shares issued for debt settlement	360,000	90,000	-	-	90,000
Shares issuance costs	-	(10,867)	-	-	(10,867)
Share-based payments	-	-	334,102	-	334,102
Comprehensive loss for the year	-	-	-	(773,612)	(773,612)

Balance at January 31, 2018	5,979,695	$16,845,466	$1,000,967	$(17,760,146)	$86,287

See accompanying notes to the financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31,
(Expressed in Canadian dollars)

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(773,612)	$(68,613)

Adjustment for non-cash item:
Share-based payments	334,102	-

Net change in non-cash working capital accounts:
GST receivable	(9,243)	(1,603)
Prepaid expenses	(12,000)	-
Accounts payable and accrued liabilities	(180,739)	70,639
Net cash provided by (used in) operating activities	(641,492)	423

CASH FLOWS FROM INVESTING ACTIVIES
Change in restricted cash	(523)	(442)
Net cash used in investing activities	(523)	(442)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares Issued for cash	910,000	-
Share issuance cost	(10,867)	-
Net cash provided by financing activities	899,133	-

Increase (decrease) in cash during year	257,118	(19)
Cash, beginning of year	85	104

Cash, end of year	$257,203	$85

NON-CASH TRANSACTIONS:

During the year ended January 31, 2018, the Company settled $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares.

There were no non-cash transactions for the year ended January 31, 2017.

See accompanying notes to the financial statements

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

1.	NATURE OF OPERATIONS AND GOING CONCERN

C21 Investments Inc. (formerly Curlew Lake Resources Inc.) (the “Company” or “C21”) was incorporated January 15, 1987, under the Company Act of British Columbia. The Company was in the business of the acquisition, exploration and development of oil and gas properties and mineral properties in Western Canada and on January 29, 2018, the Company announced a proposed change of business to the cannabis industry. The change of business will enable the Company to spearhead into the USA cannabis industry, focusing on revenue-producing operations. As at January 31, 2018, the Company operates in one segment, searching for business opportunities in the USA.

Effective November 24, 2017, the Company changed its name to “C21 Investments Inc.”. The trading symbol on TSX-V Exchange changed to “CXXI.H”. The Company is currently in the process of applying to list its common shares on the Canadian Securities Exchange (“CSE”), and delist from the NEX board of the TSX Venture Exchange (“TSX-V”).

The Company’s corporate office and principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation, the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares and per share amount have been restated to reflect the share consolidation.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. At January 31, 2018, the Company had working capital of $26,770 and an accumulated deficit of $17,760,146. The

Company’s ability to continue as a going concern is dependent on obtaining continued financial su pport, completing public equity financing or generating profitable production in the future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. The Company will require additional funding. These material uncertainties may cast significant doubt as to the Company’s ability to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements were authorized for issuance on March 20, 2018 by the directors of the Company.

Statement of compliance

These financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

These financial statements have been prepared on an accrual basis except for cash flow information, and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss and available for sale which are stated at their fair value. The financial statements are presented in Canadian dollars unless otherwise noted.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the rehabilitation obligation, fair value measurements for other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Rehabilitation obligation - The Company has recorded an estimated value of a rehabilitation obligation that is expected to be paid at a future date, determined by estimates of amounts to be paid in future years. Such estimates are revised based on market conditions.

Share-based payments - The Company uses the Black-Scholes option pricing model to measure share- based compensation. The Company’s estimate of share-based payments is dependent on measurement inputs including the share price on measurement date, exercise price of the option, volatility, risk -free rate, expected dividends, and the expected life.

Deferred income taxes - Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

Loss per share

The Company computes earnings (loss) per share assuming that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive. The number of additional shares is calculated by assuming the outstanding dilutive stock options are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of stock options and warrants are anti-dilutive.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share-based payments

The Company has adopted a 10% rolling stock option plan whereby it can grant options to directors, officers, employees, and consultants of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the reserves.

The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Where the terms and conditions of options are modified before they vest, the incremental increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at FVTPL when they are either held for trading for the purpose of short- term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss. The Company has classified its cash as FVTPL.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s restricted cash is classified as loans and receivables.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period. The Company has no assets classified as held to maturity investments.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial instruments (continued)

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses. The Company has no available- for-sale financial assets.-

Transaction cost associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

The Company does not currently have any derivative financial assets and liabilities.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recorded based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Reclamation obligations

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a rehabilitation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in profit or loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, options and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are recognized as a deduction from equity, net of tax.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves. If the warrants expire unexercised, the value attributed to the warrants remains in reserves.

New accounting standards not yet adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

º IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. This standard has an effective date of January 1, 2018. The Company has assessed IFRS 9 and determined it will not have a material impact on the financial statements.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

New accounting standards not yet adopted (continued)

IFRS 15 Revenue from contracts with customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model to depict the transfer of promised goods or services to customer. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreement for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC-31; Revenue – Barter Transactions involving Advertising Service. This standard has an effective date of January 1, 2018. The Company anticipates no material impact on application of this standard.

IFRS 16 Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS17 and instead introduces a single lessee accounting model. This standard has an effective date of January 1, 2019.

3.	RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator (“AER”) under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment (Note 5).

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	January 31,
	2018	2017
Accounts payable	$131,988	$400,437
Accrued liabilities	55,066	25,972
Amounts due to related parties (Note 8)	-	31,384
	$187,054	$457,793

5.	RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state (Note 3).

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

6.	SHARE CAPITAL AND RESERVES

Authorized: unlimited number of common shares with no par value

During the year ended January 31, 2018, the following transactions took place:

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis. All shares and per share amount have been restated to reflect the share consolidation.

On May 30, 2017, the Company completed a private placement and issued 3,640,000 common shares at a price of $0.25 per common share for gross proceeds of $910,000.

On May 30, 2017, the Company settled $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares (Note 8).

As at January 31, 2018 there were 515,000 stock options outstanding and exercisable to purchase common shares at $0.65 per share expiring December 15, 2020.

Warrants

There were no warrants outstanding and exercisable at January 31, 2018 and January 31, 2017.

Stock options

The Company follows the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

During the year ended January 31, 2018, a total of 515,000 stock options were granted to purchase common shares, exercisable on or before December 15, 2020, at an exercise price of $0.65 per share. The estimated grant date fair value of these options was $334,102, or a $0.65 weighted average fair value per option. The grant date fair values of the options granted above were based on the following assumptions: expected life of 3 years; expected volatility of 357%; risk free interest rate of 1.57%; expected dividend yield rate of 0%; and forfeiture rate of 0%.

There were no stock options outstanding and exercisable as at January 31, 2017 and 515,000 stock options outstanding and exercisable as at January 31, 2018.

7.	FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. GST receivable is due from a government agency.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

7.	FINANCIAL RISK MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company is exposed to liquidity risk (Note 1).

Interest rate risk

The Company is not currently exposed to significant interest rate risk.

Capital Management

The Company includes equity (deficiency), comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support its proposed change of business, spearheading into the USA cannabis industry, and focusing on the acquisition of revenue producing operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the

Company’s approach to capital management during the year ended January 31, 2018. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, restricted cash, and accounts payable and accrued liabilities with a fair value measured at Level 1 hierarchy for cash. Accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

8.	RELATED PARTY TRANSACTIONS

The Company considers key management personnel to consist of directors and management.

During the year ended January 31, 2018, the Company paid and/or accrued management fees of $6,000 to the CFO (2017 - $6,000), who is considered to be key management personnel.

Included in accounts payable and accrued liabilities:

	January 31,	January 31,
	2018	2017
Company controlled by the former CEO of the Company	$-	$9,884
Due to the President and CEO	23,918	-
Due to a Director of the Company	3,566	-
Company controlled by the CFO of the Company	-	21,500
	$27,484	$31,384

During the year ended January 31, 2018, the Company:

a)	settled $9,000 of accounts payable and accrued liabilities through the issuance of 36,000 common shares to the former CEO,

b)	settled $12,000 of accounts payable and accrued liabilities through the issuance of 48,000 common shares to the CFO.

During the year ended January 31, 2018, directors and officers of the Company were granted a total of 465,000 stock options to purchase common shares, exercisable on or before December 15, 2020, at an exercise price of $0.65 per share. In connection to these options, the Company recorded share-based compensation expense of $301,665.

9.	CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

In a prior year, a dispute arose with a joint venture participant who claimed the Company was in breach of agreements to explore certain properties in Alberta. During the year ended January 31, 2016, the Company partially settled the dispute by issuing 125,000 common shares valued at $6,250. During the year ended January 31, 2018, the dispute was fully settled by payment of $18,303.

10.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2018	2017

Loss before income taxes	$(773,612)	$(68,613)
Expected tax recovery	(201,000)	(18,000)
Change in statutory tax, permanent differences, and other	22,000	1,000
Expiry of non-capital losses	-	-
Change in unrecognized deductible temporary differences	179,000	17,000
Income tax expense (recovery)	$-	$-

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

10.	INCOME TAXES (continued)

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2018	2017
Deferred Tax Assets (liabilities)
Exploration and evaluation assets	$1,258,000	$1,214,000
Share issue cost	2,000	-
Marketable securities	3,000	3,000
Asset retirement obligation	19,000	18,000
Allowable capital losses	73,000	70,000
Non-capital losses available for future period	484,000	352,000
	1,839,000	1,657,000
Less: Unrecognized deferred tax assets	(1,839,000)	(1,657,000)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2018	Expiry Date	2017	Expiry Date
		Range		Range
Temporary Differences
Exploration and evaluation assets	$4,661,000	No expiry date	$4,670,000	No expiry date
Share issue costs	7,000	2031 to 2041	-	-
Marketable securities	20,000	No expiry date	20,000	No expiry date
Asset retirement obligation	70,000	No expiry date	70,000	No expiry date
Allowable capital losses	270,000	No expiry date	270,000	No expiry date
Non-capital losses available for future period	1,793,000	2026-2037	1,356,000	2026-2037

Tax attributes are subject to review, and potential adjustment, by tax authorities.

11.	SUBSEQUENT EVENTS

Subsequent to January 31, 2018, the Company entered into the following transactions:

a)

Signed a definitive agreement to acquire 100% of the issued equity of Proudest Monkey Holdings, LLC, a limited liability company which owns and operates a cannabis production facility and related assets, located in Oregon, USA. In consideration for 100% of the equity of Proudest Monkey Holdings, LLC, the Company will issue:

		i.	a US$2,300,000 promissory note. The Promissory note is non – interest bearing, and is payable through the issuance of 2,300,000 common shares of the Company. The promissory note has no cash value.

		ii.	a US$2,000,000 convertible promissory note bearing interest at 4% per annum, convertible into common shares of the Company at the option of the holder into 2,000,000 common shares of the Company.

The sellers can also earn up to 10,000,000 common shares of the Company over a maximum 8-year period, upon meeting certain performance criteria.

The transaction is subject to regulatory approval.

C21 INVESTMENTS INC.
(FORMERLY CURLEW LAKE RESOURCES INC.)
NOTES TO FINANCIAL STATEMENTS
January 31, 2018

11.	SUBSEQUENT EVENTS (continued)

b)

Signed a definitive agreement to acquire 100% of the issued equity of North American Health Group, LLC, a limited liability company, which owns and operates a cannabis production facility and related assets in Maine, USA. As consideration, the Company will issue:

i.	a US$6,300,000 promissory note. The Promissory note is non – interest bearing, and is payable through the issuance of 6,300,000 common shares of the Company. The promissory note has no cash value.

ii.	a US$2,000,000 convertible promissory note, bearing interest at 4% per annum, convertible into common shares of the Company at the option of the holder into 2,000,000 common shares of the Company.

The sellers can also earn up to 8,000,000 common shares of the Company over a maximum 8-year period, upon meeting certain performance criteria.

The transaction is subject to regulatory approval.

c)

Loaned US$350,000 to Proudest Monkey LLC, a private company involved in the cannabis industry, by way of promissory note. The note accrues interest of 1% on a monthly basis and is secured over all of the entity’s fixed and floating assets, and is subject to the following repayment schedule:

i.	US$100,000 principal repayment on or before April 5, 2018, plus any accrued and unpaid interest;

ii.	US$100,000 on or before May 15, 2018, plus any other unpaid amounts and accrued and unpaid interest;

iii.	US$150,000 on or before June 15, 2018, plus any other unpaid amounts and accrued and unpaid interest.